Chicago Bridge & Iron Company N.V.

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, TX 77380

January 6, 2012

Tracey Smith

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549-3628

Re:	Chicago Bridge & Iron Company N.V.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 22, 2011

File No. 1-12815

Ladies and Gentlemen:

By letter dated December 8, 2011, Chicago Bridge & Iron Company N.V. (the “Company”) received the Staff’s comments relating to the above listed filing of the Company (the “Comment Letter”). In response to the Comment Letter, the Company submits the following responses. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19 Results of Operations, page 19

Comment:

1.	In future filings, please expand your discussion and analysis of new awards and backlog to explain to investors the expected timing of when the new awards and backlog will impact your operating results. Please also disclose the percentage of new awards and backlog that is from fixed price contracts versus cost reimbursable contracts for each period presented. Providing this disclosure will provide investors with a better understanding as to how new awards and backlog may impact future operating results. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Item 501.02 of the Financial Reporting Codification for guidance.

Response:

As backlog is inclusive of all new awards and represents the portion of our new awards that has not been recognized as revenue, we believe it, as opposed to new awards, would be a more meaningful metric for which additional disclosure would be relevant. In addition to our disclosure in Part I, Item 1, in our Form 10-K in which we disclose our expectation of backlog to be completed within the next year, in future filings we will expand our MD&A to provide the expected timing of when our backlog will impact our operating results.

With respect to the composition of our backlog, we generally characterize it as being attributable to our Technology business or our engineering, procurement and construction (“EPC”) businesses, and in the latter case, generally characterize our EPC backlog as being composed of cost reimbursable versus lump sum or hybrid, with hybrid representing backlog that has both lump sum and cost reimbursable characteristics. In future filings we will expand our MD&A to provide indicative percentages of the amount of our backlog related to Technology, cost reimbursable EPC and lump sum/hybrid EPC.

Comment:

2.	In future filings, please quantify the impact each of the factors you disclose as the underlying reasons for the changes in the line items comprising income from continuing operations. For example, we note that you attribute the change in CB&I Steel Plate Structure’s revenue to four items – (1) wind down of two large tank projects in Australia, (2) reduced oil sands related work in Canada, (3) greater volume of petroleum storage tank work in Central America, and (4) the large third quarter 2009 storage tank awards in the Middle East and Australia. However, you did not quantify the impact these items had on revenue. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

Historically we have not quantified all the underlying reasons for the changes in the line items comprising operating income as we did not consider it meaningful to the users of our financial statements. Given the nature of our business and our backlog, we will always have projects in differing regions of the world, of differing types and at differing phases of completion. Accordingly, unless the changes referenced in our MD&A are indicative of an overall impact that results in a difference from our historical operating income bandwidths by business sector, we have generally focused our disclosure on the qualitative factors resulting in the changes. However, to the extent material, in future filings we will expand our quantitative discussion for each factor we disclose as being an underlying reason for the changes in line items comprising operating income.

Comment:

3.	In future filings, please ensure your discussion and analysis of the factors impacting the line items comprising income from continuing operations provide investors with a full understanding of the circumstances surrounding each factor and whether that factor is expected to continue to have an impact going forward. For example, for both your CB&I Steel Plate Structures segment and CB&I Lummus segment, you attribute the change in income from operations margin to a change in the project mix, in addition to other items. However, you do not provide investors with an explanation about what you mean by project mix. Further, we note that you typically provide an overview of the status of material/major projects in your conference calls with analysts. However, a similar discussion and analysis is not provided within MD&A. It would appear that this type of discussion and analysis would be useful for investors to understand the revenues and margins generated and expectations for the future. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will ensure that our discussion and analysis of factors impacting the line items comprising operating income provide investors with an enhanced understanding of the circumstances surrounding each factor and whether that factor is expected to continue to have an impact going forward.

With respect to project mix, it is important to note that, as disclosed in Item 1 of our Form 10-K, our backlog is comprised of more than 700 projects that are being executed in more than 70 countries. Our projects vary in size from less than $100 thousand to more than $2.0 billion. Furthermore, the profit margin percentages on our projects vary within, and across, project types, sizes and geographies. Profit margin percentages are further impacted by the competitive environment at the time of bidding, contracting methodology, specific customer, and project schedule, among other things.

Accordingly, our business sector operating results may vary on a quarterly basis for the aforementioned reasons, which we generally refer to as being due to project mix. Although project mix may result in quarterly and annual variability, our expectation is that our project mix by business sector will not differ so significantly that it results in operating income that is materially different than our historical bandwidths by business sector. To the extent we see the mix of our awards or backlog becoming indicative of a trend having an impact on our current or future operating results, we will provide appropriate disclosure.

With respect to references to projects during our conference calls with analysts, the purpose of the discussion is to provide an indication of the nature and types of projects we are executing around the world and a general indication of project status. It is not intended to provide, nor do we discuss, financial results for the projects or the percentage of completion used for determining our revenue and income. Further, as mentioned above, we have a significant number of projects, and for all years presented none of these projects individually represented a material portion of our consolidated revenue or results of operations such that that we believed it warranted individual discussion of their impact in our MD&A. In future filings, if a single project accounts for, or is expected to account for, a material portion of our revenue, is deemed to be individually significant to our results of operations, or causes or is anticipated to cause a materially different trend, we will provide appropriate disclosure.

Comment:

4.

We note that you had restructuring activities during fiscal year 2009, which were approximately 5% of income from operations. However, you did not provide the disclosures required by ASC 420-10-50 in the footnotes to your consolidated financial statements, and you did not provide additional insight into these activities within MD&A, such as quantifying the impact the restructuring activities had on your income from operations (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management’s expectations when the restructuring activities were initiated. Please refer to SAB Topic 5:P.4 for guidance. We further note additional restructuring activities were conducted during fiscal year

2011 without the footnote disclosure or a discussion and analysis of the anticipated impact to your operating results and cash flows. Please either provide the footnote disclosure and discussion and analysis in MD&A in future filings, or provide us with a detailed understanding as to how you determined such disclosures would not provide investors with useful information about your operating results and cash flows.

Response:

Our 2009 severance, reorganization and facility closure activities were primarily associated with a change in our labor resources between and among our various locations to align our organization along business sector lines versus our previous geographic organization structure, and to accommodate the changes in demand for our resources by location. The costs of these activities were not expected to be recurring and were not indicative of, or intended to represent, potential future recurring cost savings. Rather, the modified underlying cost structure was and is expected to be materially consistent with our previous cost structure due to the hiring of additional personnel, expansion of other facilities, etc. necessary to support our ongoing projects, for which material incremental one-time costs were not expected. Accordingly, our disclosure was intended to reflect the one-time nature of these costs, and therefore, we provided quantitative disclosure of the impact of these events. In addition, at December 31, 2009, the underlying events that resulted in the costs had been completed and had either been paid in the same period they were accrued, or were expected to have a cash flow impact in less than twelve months. As a result of the above, we made those disclosures required by ASC 420-10-50 that were material and would provide meaningful information to our investors about our current and prospective operating results and cash flows.

Our 2011 facility realignment activities in the U.S. were primarily associated with accrued costs for idle lease space, where we remained contractually obligated to the lessor. These costs, recorded in cost of revenue, resulted from a change in our labor resources among our various locations within the U.S., which occur in the normal course of business on a periodic basis.

Liquidity and Capital Resources, page 25

Comment:

5.	We note that you have negative working capital as of December 31, 2009, December 31, 2010, and each quarter end for fiscal year 2011. In future filings, please disclose whether you utilized the credit facility to compensate for any cash flow shortfalls during any of these periods.

Response:

Due to the nature of our operations and the timing of when we receive payments from our customers and execute our projects, we have the ability to operate with negative working capital for extended periods of time and to use our cash for other purposes, including capital expenditures, acquisitions and dividends. We did not utilize our credit facility to compensate for any cash flow shortfalls during any of the periods presented in our financial statements. In future filings, we will disclose whether we have utilized the credit facility to compensate for any cash flow shortfalls.

Comment:

6.	We note that 53.5% of your defined benefit pension plan assets are invested in international bonds. To the extent that a material portion of this investment is from a European government, please provide disclosure regarding the liquidity risk associated with these investments, including how you would address any material shortfall in the event there is a material decline in value of these investments.

Response:

To the extent a material portion of our defined benefit pension plan assets are invested in European government based debt instruments, in future filings we will provide disclosure regarding the liquidity risk associated with these investments, as well as our approach to address any material shortfalls in the event of a material decline in the value of the investments.

Critical Accounting Estimates, page 28

Revenue Recognition, page 28

Comment:

7.	We note that your disclosures for the critical accounting estimates related to revenue recognition are similar to your accounting policy disclosure within Note 2 to your consolidated financial statements. In future filings, please revise your disclosures to provide investors with an understanding of the critical estimates being made related to the recognition of revenue. Please ensure this disclosure includes a discussion of the assumptions made and the factors specific to your company that could material impact those assumptions. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will revise our disclosure to provide investors an enhanced understanding of the critical estimates being made in relation to the recognition of our revenue.

Comment:

8.	We note your disclosure that you have not recognized a valuation allowance against approximately $57.8 million of net U.K. deferred tax assets associated with net operating losses. In future filings, please provide investors with a more comprehensive understanding of the historical pre-tax income/(loss) generated by the U.K. subsidiary, the amount of pretax income that needs to be generated to realize the net operating losses, and why you believe it is more likely than not that you will be able to generate the necessary pre-tax income. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will disclose the reasons why we have the net operating loss deferred tax asset (“DTA”) in the U.K., the amount of pretax income required to realize the DTA, and our rationale for believing it is more likely than not that we will be able to generate the necessary pre-tax income needed to realize the DTA.

Comment:

9.	In future filings, please disclose the level at which you have identified your reporting units and the number of reporting units with allocated goodwill. Please also revise your disclosures to clarify, if correct, that all of your reporting units have estimated fair values that are substantially in excess of the carrying values. For those reporting units in which the estimated fair value is not substantially in excess of the carrying value, please provide the following disclosures for each of those reporting units:

•	The percentage by which fair value exceeds the carrying value as of the most-recent step- one test.

•	The amount of goodwill.

•	A description of the assumptions that drive the estimated fair value.

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•

A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will disclose the level at which we have identified our reporting units, as well as the number of reporting units with allocated goodwill. We will also disclose that all of our reporting units do, in fact, have estimated fair values that are substantially in excess of their carrying value.

2. Significant Accounting Policies, page 40 Revenue Recognition, page 40

Comment:

10.	In future filings, please expand your revenue recognition policy to address each of the following:

•	A description of the different types of contracts you use, including the typical terms of these contracts and how the type of contract may impact revenue recognition.

•

A description of the facts and circumstances in which you would combine two or more contracts or you would segment a contract into two or more contracts for revenue recognition purposes. Please ensure you explain how the decision to combine contracts or segment a contract may impact revenue recognition. To the extent that combining contracts or segmenting a contract is materially impacting your operating results for any period presented, please provide investors with quantified disclosures of the impact.

•

A description of your policy for recognizing profit incentives. If material, please disclose the amount recognized during each period presented and also the amount accumulated on the consolidated balance sheet.

•	Please refer to ASC 605-35 for guidance.

Response:

In future filings we will expand our revenue recognition policy to further address the items outlined above associated with ASC 605-35. Indicative future disclosure is as follows:

Revenue Recognition—Our contracts are awarded on a competitive bid and negotiated basis. We offer our customers a range of contracting options, including cost reimbursable, fixed-price and hybrid, which has both cost reimbursable and fixed-price characteristics. Our contract revenue is primarily recognized using the percentage of completion (“POC”) method, based on the percentage that actual costs-to-date bear to total estimated costs to complete each contract. We follow the guidance of FASB’s ASC Revenue Recognition Topic 605-35 for accounting policies relating to our use of the POC method, estimating costs, and revenue recognition, including the recognition of profit incentives, unapproved change orders and claims, and combining and segmenting contracts. We utilize the cost-to-cost approach, the most widely recognized method used for POC accounting, as we believe this method is less subjective than relying on assessments of physical progress. Under the cost-to-cost approach, the use of estimated cost to complete each contract is a significant variable in the process of determining recognized revenue and is a significant factor in the accounting for contracts. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known, including, to the extent required, the reversal of profit recognized in prior periods and the recognition of losses expected to be incurred on contracts in progress. Due to the various estimates inherent in our contract accounting, actual results could differ from those estimates.

Contract revenue reflects the original contract price adjusted for approved change orders and estimated recoveries of unapproved change orders and claims. We recognize revenue associated with unapproved change orders and claims to the extent that related costs have been incurred, recovery is probable and the value can be reliably estimated. Profit incentives are generally excluded from contract price until earned. For 2011, 2010 and 2009 we had no material unapproved change orders, claims or profit incentives recognized in revenue.

The timing of our revenue recognition may be impacted by the contracting structure of our contracts. Fixed-price/hybrid contracts tend to provide us with greater control over project schedule and the timing of when work is performed and costs are incurred, and accordingly, when revenue is recognized. Cost reimbursable contracts, or hybrid contracts with a more significant cost reimbursable component, generally provide our customers with greater influence over the timing of when we perform our work, and accordingly, such contracts often result in less predictability with respect to the timing of revenue recognition.

With respect to our engineering, procurement and construction (“EPC”) services, our contracts are generally not segmented between types of services, such as engineering and construction, if each of the EPC components is negotiated concurrently or if the pricing of any such services is subject to the ultimate negotiation and agreement of the entire EPC contract. In some instances we may combine contracts that are entered into in multiple phases, but that are interdependent and for which pricing considerations by us and the customer are impacted by all phases of the project. Otherwise, if each phase is independent of the other and pricing considerations do not give effect to another phase, the contracts will not be combined. If an EPC contract also includes technology, in addition to EPC services, such contract is segmented between technology and the EPC services when the technology scope is independently negotiated and priced.

Foreign Currency, page 42

Comment:

11.	In future filings, please disclose the amount of foreign currency exchange gains (losses) within cost of revenue for each period presented. If you have determined that the amounts are immaterial for each period presented, please disclose this fact.

Response:

In future filings, we will disclose the amount of foreign currency exchange gains (losses) within cost of revenue, or if immaterial, we will disclose that fact.

4. Goodwill and Other Intangibles, page 44

Comment:

12.	We note that you have estimated your technology intangible asset to have an estimated life of 15 years. We further note that you have estimated your tradenames intangible asset to have an estimated life of 12 years. As technology is typically considered to have a relatively short useful life, please include disclosure here or within your critical accounting estimates section of MD&A to provide investors with a comprehensive understanding as to how you estimated the useful life of your technology intangible asset to be 15 years. Please provide us with the disclosure that you would have included in your 2010 Form 10-K in response to this comment.

Response:

Our technology intangible asset relates entirely to our Lummus Technology business sector and, unlike software or similar single patent technologies that lose significant value upon patent expiration, the process technologies we provide for the chemical, petrochemical and refining industry capital projects are comprised of numerous interdependent trade secret or patent protected features that provide our technologies substantially longer lives. The features comprising our technologies include process configurations, mechanical specifications and catalyst requirements. Not only are these features trade secret or patent protected, but they are also protected by strict customer confidentiality and title/use restrictions. For example, we grant our licensees the right to build only a single plant, with a defined capacity, at a specific location. The average estimated useful life of approximately 15 years was based upon our historical experience, expectations of general industry refurbishment rates for the types of technologies we provide, remaining patent protection periods for our technologies, as well as the expected lives of those technologies where we choose not to maintain patents to ensure the technologies remain a trade secret. Our technologies are customer and geographic environment specific (known as “single site” and “single environment” technologies) and are implemented primarily in large scale, capital intensive customer projects. Our technologies require significant capital investment to test and tailor to the environment of the customers’ end use, and accordingly, they are not readily duplicable by competitors and are refurbished on a more limited basis by us and the industry as a whole.

Our tradename intangible assets include both those acquired in previous EPC business acquisitions (5-year weighted average lives), as well as those associated with our Technology business acquisitions (20-year weighted average lives). The result is a weighted average life of 12 years.

In future filings, we will include disclosure within our Goodwill and Other Intangibles footnote to provide an understanding of how we estimated the useful life of our technology intangible assets. Indicative disclosure that we would have included in our 2010 Form 10-K in response to this comment is as follows:

Other Intangible Assets — The following table provides a summary of our acquired finite-lived intangible asset balances at December 31, 2010 and 2009, including weighted-average useful lives for each major intangible asset class and in total:

	December 31, 2010		December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets (weighted average life) Technology (15 years) (1)	$212,925	$(42,870)	$207,518	$(29,864)
Tradenames (12 years)	55,669	(19,782)	39,170	(13,763)
Backlog (5 years)	10,727	(6,684)	10,954	(4,592)
Lease agreements (6 years)	7,516	(3,781)	8,043	(2,759)
Non-compete agreements (7 years)	2,958	(1,277)	3,098	(895)

Total amortizable intangible assets (13 years)	$289,795	$(74,394)	$268,783	$(51,873)

(1)

The value of acquired technology was based upon each technology’s ability to generate earnings in excess of those associated with standard products. The valuation included an analysis of current and potential industry and competitive factors, including market share, barriers to entry, pricing, competitor and customer technologies, research and development budgets, patent protection and potential for product line extensions. The amortization periods were estimated based upon a combination of the expectations of general industry refurbishment rates for the types of technologies we provide, remaining patent protection periods for our patented technologies, and the expected lives of those technologies for which we do not seek patent protection.

14. Segment and Related Information, page 64

Comment:

13.	In future filings, please disclose depreciation expense for each reportable segment for each period presented. Please refer to ASC 280-10-50-50-22 for guidance.

Response:

In future filings, we will disclose depreciation expense for each reportable segment for each period presented.

Acknowledgement:

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (832) 513-1119.

Very truly yours,

/s/ Ronald A. Ballschmiede

Ronald A. Ballschmiede

Chief Financial Officer